Exhibit 99.1

SouFun Announces Five-Year Plan with a New Flagship Website Fang.com

BEIJING, July 18, 2014 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate Internet portal in China, today announced its five-year plan direction with a new flagship website Fang.com.

“SouFun’s future relies on three platforms: China’s leading real estate Internet and Mobile Platform, real estate and home furnishing Transaction Platform, and real estate Internet Financing Platform. SouFun’s Internet and Mobile Platform will continue to provide searching, marketing, and listing services while SouFun’s other two platforms will provide relevant transaction and financing products and tools based on our Internet and Mobile Platform”, commented Vincent Mo, SouFun’s executive chairman.

To support this new five-year plan, SouFun has been upgrading its whole technology infrastructure including its Internet and Mobile Platform. The adoption of a new flagship website Fang.com and its mobile APP is a key part of SouFun’s new plan. The Company believes that the new and simplified address, Fang.com, will be much easier for Chinese users to remember and access, thereby improving SouFun’s brand recognition. The new website logo emphasizes the concept of “Fang” (which means “home” in Chinese), signifying SouFun’s commitment to strengthen its leading Internet and Mobile Platform, develop and enhance its Transaction Platform and Internet Financing Platform to facilitate users in searching, buying, selling, renting homes, obtaining financing assistances, and meeting their home furnishing needs.

Vincent Mo continued, “We are lucky that we bought the domain name Fang.com, which is a natural match of SouFun’s core businesses with our users, members, and clients. SouFun will continue to focus on investing in our new plan, upgrading our services and products to facilitate property transactions and provide financial services to address all needs of China’s real estate market”.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, including but not limited to its five-year plan, platform development, benefits of its new flagship website, growth prospects and the introduction and success of new products and services and new lines of business, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the timing and success of new products and services and any new lines of business, regulatory requirements over the real estate sector in China and for existing and new products and services and any new lines of business, changes in and growth rates for the Chinese and global economies, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future and impact the Company’s business.

Further information regarding these and other risks and uncertainties is included in SouFun’s annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President - Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com